SULTAN MINERALS INC. **SUL-TSX VENTURE**

SULTAN

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

RECEIVED
2008 APR 16 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 9, 2008

[redacted]

08001842

RECEIVED
2008 MAR 12 PM 2:24
S.E.C.
FINANCIAL MANAGEMENT

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
APR 21 2008 E
THOMSON
FINANCIAL

RECEIVED
2008 MAR 17 AM 10:49
S.E.C.
FINANCIAL MANAGEMENT

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosure

dlw 4/17

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated February 11, 2008; and
2. News Release – Dated February 27, 2008.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

February 11, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Intersects Stratiform Lead-Zinc-Silver at its Jersey-Emerald Property in British Columbia, Canada

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce encouraging lead-zinc assay results for three surface diamond drill holes at its 100%-owned Jersey-Emerald Property, located in southeast British Columbia. The drill holes tested a 330 foot (100 m) long section of a 1,200 foot (365 m) long stratiform band of high-grade lead-zinc-silver mineralization discovered by a trenching program in September 2007 (see news release of September 24, 2007). Assays have now been received for the first four holes of a 61 drill hole program that explored for tungsten and lead-zinc mineralization on this polymetallic property.

The following describes results of the three successful holes which are also shown in tabular form below.

The first hole (JS07-01) of the current drill program intersected a 5.0 foot (1.52 m) wide zone that carried **10.53% zinc and 3.02% lead** within a 60.0 foot (18.3 m) wide zone that assayed 3.35% zinc and 0.73% lead (true width of these intersections is approximately 82% of the intersection width). Hole JS07-02 drilled to the southeast of JS07-01 penetrated the mineralized horizon approximately 60 feet down dip where it intersected **6.80** feet assaying **8.52% zinc and 0.54% lead** within a 68.5 foot (18.3 m) wide zone that assayed 1.21% zinc and 0.05% lead. True widths in the second hole are believed to be 50% of the intersection widths. Hole JS07-04 collared 230 feet southwest of hole JS07-01 intersected 6.30 feet assaying **5.55% zinc and 3.14% lead** within a 54.3 foot (18.3 m) wide zone that assayed 1.63% zinc and 0.47% lead. True widths in hole JS07-04 are believed to be 90% of the intersection widths.

Drill Hole #	Grid North	Grid East	Azmth/ Dip	From	To	Width	Pb %	Zn %	Ag g/t
				Feet					
JS07-01	9245	9095	000/-90	14.00	74.00	**60.00**	**0.73**	**3.35**	**7.50**
Including				31.80	52.40	**20.60**	**0.99**	**5.77**	**10.62**
Including				69.00	74.00	**5.00**	**3.02**	**10.53**	**36.76**
JS07-02	9245	9105	130/-60	8.00	16.00	**8.00**	**0.09**	**2.03**	**1.28**
and				29.70	98.20	**68.50**	**0.05**	**1.32**	**0.54**
Including				29.70	32.00	**2.30**	**8.87**	**11.33**	**55.55**
and				79.00	98.20	**19.20**	**0.22**	**4.72**	**3.48**
Including				91.40	98.20	**6.80**	**0.54**	**8.52**	**7.26**
JS07-03	9295	9195	000/-90				**No**	**Values**	
JS07-04	9052	8961	000/70	1.50	55.80	**54.30**	**0.47**	**1.63**	**2.60**
Including				26.80	55.80	**29.00**	**0.84**	**2.75**	**4.59**
Including				49.50	55.80	**6.30**	**3.14**	**5.55**	**16.89**

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5,500-drill hole database.

These results confirm that significant mineralization may extend well beyond the limits of the historic lead-zinc mining operation. The grades intersected in these holes are comparable to the historical grades of the Jersey mine which produced 8,000,000 tons averaging 2.0% Pb and 3.8% Zn. The discovery is located approximately 200 feet (60 metres) west of the historic "G-Zone" which was the northernmost workings in the Jersey Lead-Zinc Mine. The attitude of the mineralization discovered to date suggests that a considerable portion of this area of the deposit might be extracted by surface mining methods.

Assays are presently awaited for a further 57 drill holes drilled marginal to the historic lead-zinc and tungsten workings during the current program. The four holes reported above were received by the laboratory on September 19, 2007. Because of the backlog of samples in the laboratory the final assays were received by Sultan on February 7th, 2008.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines for Placer-Dome, oversees all on-going diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com
or

Catarina Cerqueira
Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com

Should you wish to receive Company news via email, please email *catarina@chfir.com* and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.

JERSEY-EMERALD PROPERTY

Drill Hole Location Map

Salmo, British Columbia, Canada

February 2008

Drill Hole #	From	To	Width	Pb %	Zn %	Ag g/t
	Feet					
JS07-01	14.00	74.00	60.00	0.73	3.35	7.50
Including	31.80	52.40	20.60	0.99	5.77	10.62
Including	69.00	74.00	5.00	3.02	10.53	36.76
JS07-02	8.00	16.00	8.00	0.09	2.03	1.28
and	29.70	98.20	68.50	0.05	1.32	0.54
Including	29.70	32.00	2.30	8.87	11.33	55.55
and	79.00	98.20	19.20	0.22	4.72	3.48
Including	91.40	98.20	6.80	0.54	8.52	7.26
JS07-03				No	Values	
JS07-04	1.50	55.80	54.30	0.47	1.63	2.60
Including	26.80	55.80	29.00	0.84	2.75	4.59
Including	49.50	55.80	6.30	3.14	5.55	16.89

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5,500-drill hole database.



TRENCH
565904
565906
565905
565907
J507-03
J507-02
J507-01
TRENCH
565908
J507-04
565909
565910
Sample Number
565911
TRENCH
565912
565913
565914
565915
565916
565917
8500N
Feet
0
100
0
25
Metres
LEGEND
Tungsten Workings
Lead-Zinc-Silver Workings
MoS2 Quartz veining
Roads
Portal
Tunnel
Invincible Drilling MoS2 in Quartz
INVINCIBLE MINE
DODGER 4400 MINE
MoS2 Quartz veining in drift
MoS2 in Quartz in granite
FEENEY MINE
MoS2 Quartz veining in drift
Invincible #1 Heading MoS2 in Quartz in granite
EAST DODGER MINE
EMERALD MINE
MoS2 in Diamond Drill Intercepts in granite
JERSEY MINE
0
0.25
0.5
Kilometres

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

February 27, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS DRILLS 430.0 METRES (1,428 FT) OF GOLD MINERALIZATION ON ITS KENA GOLD PROPERTY, BRITISH COLUMBIA

Vancouver, BC - **Sultan Minerals Inc.** (SUL - TSX-V) ("Sultan") is pleased to report final gold assays for a deep drill hole completed in December on its 100%-owned, 8,000 hectare, Kena Gold Property in British Columbia. This drill hole, located centrally in the Gold Mountain Zone of the Kena Property, confirms that gold mineralization extends from surface to a hole depth of 435.33 metres (1,428 feet), well below any previous drill intersections.

From bedrock surface to a depth of 435.33 metres, diamond drill hole GM07-01 assays 0.50 g/t gold over a core length of 430.0 metres (1,428 feet). Of particular interest is a 101.27 metre section that averages 0.84 g/t gold from 230.73 to 332.00 metres. This intersection occurs below the level of previous drilling on this target. The hole also contained several higher grade sections including 10.99 g/t gold over 4.0 metres, 9.10 g/t gold over 1.27 metres and 11.26 g/t gold over 2.0 metres (see table below).

DRILL HOLE	**FROM** (m)	**TO** (m)	**WIDTH** (m)	**Au** (g/t)
GM07-1	4.53	435.33	**430.00**	**0.50**
Including	230.73	332.00	**101.27**	**0.84**
Including	230.73	302.73	**70.00**	**0.93**
Including	230.73	234.73	**4.00**	**10.99**
and	68.73	70.73	**2.00**	**7.04**
and	128.27	129.27	**1.00**	**5.65**
and	320.73	332.00	**1.27**	**9.10**
and	423.33	425.33	**2.00**	**11.26**

Hole GM07-01 was collared at 10+60N and 2+65E and drilled at a dip of –70 degrees and azimuth 220 degrees. The hole is located approximately 40 metres south of the Gold Mountain Zone Discovery hole 01GM-01 which intersected 106 metres (from 8 to 114 metre depth) that averaged 1.16 g/t gold. The following table shows gold results from a fence of diamond drill holes located adjacent to the collar of hole GM07-01. These prior drill holes show broad zones of shallow gold mineralization (see table below), which remain open to depth.

DRILL HOLE	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-01	8.00	114.00	**106.00**	**1.16**
01GM-02	6.00	125.00	**119.00**	**1.00**
01GM-03	8.00	124.05	**116.05**	**1.87**
01GM-04	18.00	134.00	**116.00**	**1.01**
01GM-05	14.00	166.00	**152.00**	**1.03**
01GM-08	24.00	210.00	**186.00**	**1.01**

Results from this recent drilling program are consistent with previous results which demonstrate that the Gold Mountain Zone is host to bulk tonnage, porphyry style, gold mineralization containing narrower, very high-grade gold shoots. The hole cut classic, gold bearing, porphyry style mineralization to a hole depth of 457 metres (1,500 feet) where the hole intersected the unmineralized volcanics that form the east wall of the Gold Mountain Zone. The results suggest that the Gold Mountain Zone which was previously drilled to less than 240 metres depth may extend to much greater depths and be much larger than previously believed.

The focus of the present drill program is to expand the preliminary gold resource announced in the NI 43-101 report of June 2004. The report shows that the Gold Mountain and Kena Gold Zones have a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66g/T using a 0.3 g/t cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (see News Release of June 7, 2004). The report states that the resource has potential for expansion with additional diamond drilling and recommends a $1.2 million exploration program.

Of particular interest to Sultan is a 7.0 kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Kena and Gold Mountain porphyry gold deposits and the Kena Porphyry Copper Zone (refer to Sultan's website maps at www.sultanminerals.com/s/KenaMaps.asp).

Sultan Minerals plans a trenching and drilling program to trace the mineralization to the south where the soil anomaly overlaps the Kena Porphyry Copper Zone. (see News Release of January 29, 2008)

The Kena Gold Property is located 60 kilometres northeast of the historic Rossland Mining Camp British Columbia's second largest gold camp. All aspects of the Company's project exploration program are supervised by Linda Dandy, P.Geo., a Qualified Person under National Instrument 43-101, "Standards of Disclosure for Mineral Projects." The program is being carried out in conjunction with the ongoing drilling program at the nearby Jersey-Emerald molybdenum, tungsten and lead-zinc property.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Telephone: (604)687-4622 Fax: (604) 687-4212
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Catarina Cerqueira
Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com.

END